
02005225

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Danny Thomas Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Center Street, Suite 400
(No. and Street)

Little Rock,	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. (Danny) Thomas (501) 374-2231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier, Rickels & Bailey, P.A.
(Name — *if individual, state last, first, middle name)*

415 N. McKinley, Suite 1100	Little Rock	Arkansas	72205
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William D. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danny Thomas Investments, Inc., as of November 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

STATE OF ARKANSAS
COUNTY OF PULASKI
ON THIS 20TH DAY OF JANUARY, 2002
BEFORE ME PERSONALLY APPEARED
WILLIAM DANIEL THOMAS JR AND EXECUTED
THE FOREGOING DOCUMENT

[signature]
Notary Public

IN WITNESS HEREOF I HERETO SET
MY HAND AND OFFICIAL SEAL

[signature]
Signature

President
Title

PHILLIP RICKELS MY COMM. EXP. NOTARY PUBLIC NOV. 15, 2011 PULASKI CO., ARKANSAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANNY THOMAS INVESTMENTS, INC.

NOVEMBER 30, 2001 AND 2000

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITORS' REPORT

Frazier, Rickels & Bailey, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

THE PLAZA WEST BUILDING
415 NORTH MCKINLEY STREET, SUITE 1100
LITTLE ROCK, ARKANSAS 72205
501-666-0900 FAX 501-666-0071

Independent Auditors' Report

Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying balance sheets of Danny Thomas Investments, Inc. (a subsidiary of The Danny Thomas Co.) as of November 30, 2001 and 2000, and the related statements of income, stockholder's equity, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We did not examine procedures for safeguarding securities due to the fact that the Company does not handle securities.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danny Thomas Investments, Inc. as of November 30, 2001 and 2000 and the results of its operations, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended, in conformity with generally accepted accounting principles and comply in all material respects with the applicable accounting requirements of the Securities Act of 1934 and the published rules and regulations thereunder.

Frazier, Rickels & Bailey, P.A.

Frazier, Rickels & Bailey, P.A.
Certified Public Accountants

Little Rock, Arkansas
January 25, 2002

Danny Thomas Investments, Inc.
Balance Sheets
November 30, 2001 and 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 7,172	$ 6,720
Property and Equipment		
Office furniture and fixtures	1,887	1,887
Less accumulated depreciation	(1,887)	(1,887)
Total Property and Equipment	0	0
Other Assets		
Due from related party	39,741	41,346
Total Other Assets	39,741	41,346
Total Assets	$ 46,913	$ 48,066

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities		
Accounts payable	---	---
Stockholder's Equity		
Common stock, par value $1 per share:		
500 shares authorized		
300 shares issued and outstanding	$ 300	$ 300
Paid-in-capital	15,585	15,585
Retained earnings	31,028	32,181
Total Stockholder's Equity	46,913	48,066
Total Liabilities and Stockholder's Equity	$ 46,913	$ 48,066

The accompanying notes are and integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Income
For the Years Ended November 30, 2001 and 2000

	2001	2000
Revenue		
Commission income	$ 46,069	---
	46,069	---
Operating Expenses		
Accounting	1,000	1,000
Commissions	45,069	---
Fidelity bond	507	397
Licensing fees	1,165	565
Postage	---	207
Supplies	---	556
Taxes - general	49	56
Telephone	1	9
	47,791	2,790
Operating (loss)	(1,722)	(2,790)
Other Income		
Interest income	251	289
(Loss) before income taxes (benefit)	(1,471)	(2,501)
Income tax (benefit)	(318)	(488)
Net (loss)	$ (1,153)	$ (2,013)

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Stockholder's Equity
For the Years Ended November 30, 2001 and 2000

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 30, 1999	$ 300	$ 15,585	$ 34,194	$ 50,079
Net (loss)	—	—	(2,013)	(2,013)
Balance, November 30, 2000	300	15,585	32,181	48,066
Net (loss)	—	—	(1,153)	(1,153)
Balance, November 30, 2001	$ 300	$ 15,585	$ 31,028	$ 46,913

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Cash Flows
For the Years Ended November 30, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net (loss)	$ (1,153)	$ (2,013)
Adjustments to reconcile net (loss) to net cash flows (used) by operating activities:		
Depreciation	---	---
Net cash (used) by operating activities	(1,153)	(2,013)
Cash flows from investing activities		
Decrease in due from parent	1,605	2,395
Net cash provided by investing activities	1,605	2,395
Net increase in cash and cash equivalents	452	382
Cash and cash equivalents - beginning of year	6,720	6,338
Cash and cash equivalents - end of year	$ 7,172	$ 6,720

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments,Inc.
Statement of Changes in Liabilities
Subordinated to General Creditors
As of November 30, 2001 and 2000

There were no liabilities subordinated to claims of general creditors at November 30, 2001 and 2000.



The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Net Capital Computation
As of November 30, 2001 and 2000

Computation of Basic Net Capital Requirements

	2001	2000
Total ownership equity from balance sheet	$ 46,913	$ 48,066
Less: Net fixed assets	—	—
Amounts due from parent	(39,741)	(41,346)
Net capital	$ 7,172	$ 6,720
Minimum net capital required	$ 5,000	$ 5,000
Total net capital required	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 7,172	$ 6,720
Excess net capital at 1000%	$ 7,172	$ 6,720
Total aggregate indebtedness-liabilities from balance sheet	-	-
Ratio of aggregate indebtedness	N/A	N/A
Debt-equity ratio	(A)	(A)

(A) The Company has no satisfactory subordination agreements, therefore, these ratios cannot be computed.

Reconciliation of Audited Net Capital and Unaudited FOCUS IIA Report Net Capital

	2001	2000
Net Capital per November 30 FOCUS IIA report	$ 6,544	$ 7,091
Reconciling items:		
Additional cash not on FOCUS IIA	628	(371)
Net Capital per November 30 audited statements	$ 7,172	$ 6,720

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Notes to Financial Statements
November 30, 2001 and 2000

1. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with generally accepted accounting principles and practices within the securities industry. The policies that materially affect financial position and the results of operations are summarized as follows:

A. Use of estimates - The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

B. Income taxes - Amounts provided for income taxes are based on income for financial statement purposes. In 2001 and 2000, the Company filed a consolidated income tax return with The Danny Thomas Co. These entities allocate income tax expense on a separate return basis.

C. Cash equivalents - For the purposes of the statement of cash flows, Danny Thomas Investments, Inc. considers all highly liquid cash investments to be cash equivalents.

D. Property and equipment - Property and equipment is stated at cost. Depreciation is provided for by the straight-line and accelerated methods over the useful lives of the related assets.

E. Reclassifications - Certain amounts in the 2000 financial statements have been changed to conform with the 2001 presentation.

2. Income Taxes

Income taxes consists of the following:

	2001	2000
Current (benefit)	$ (318)	$ (488)

The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:

Variances Caused by Enacted Rate Changes

The income tax provision differs from the expenses that would result from applying federal statutory rates to income before income taxes to reflect the benefit of an enacted tax rate reduction.

Danny Thomas Investments, Inc.
Notes to Financial Statements
November 30, 2001 and 2000

3. The Mortgage Center

During the year ended November 30, 1994, the Company began operating a new division under the registered fictitious name of "The Mortgage Center." The new division's activities consist of processing home loan applications for an out of state lender. The Company will not be the lender or service any loans.

Prior to operating "The Mortgage Center" the Company notified the Arkansas Securities Department and the NASD.

4. Exemption From Rule 15c3-3

The broker - dealer claims exemption from Rule 15c3-3 pursuant to paragraph 15c3-3(k)(2)(i).

5. Satisfactory Subordination Agreements

There were no liabilities subordinated to claims of general creditors at November 30, 2001 and 2000.

6. Related Parties

Danny Thomas Investments, Inc. is a wholly owned subsidiary of The Danny Thomas Co. It shares office space with its parent and reimburses The Danny Thomas Co. for operating expenses and other overhead items.

All the revenue for 2001 was received from a partnership a general partner of which is the sole owner of the Company's parent (The Danny Thomas Co.).

Included in commissions expense is $22,534 paid to the sole owner of the Company's parent.

DANNY THOMAS INVESTMENTS, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

NOVEMBER 30, 2001

Frazier, Rickels & Bailey, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

THE PLAZA WEST BUILDING
415 NORTH McKINLEY STREET, SUITE 1100
LITTLE ROCK, ARKANSAS 72205
501-666-0900 FAX 501-666-0071

Independent Accountant's Report on Internal Accounting Control

To the Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Danny Thomas Investments, Inc. for the year ended November 30, 2001, we considered its internal structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Danny Thomas Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the

structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Frazier, Rutter & Bailey, P.A.

January 25, 2002
Little Rock, Arkansas



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Member of TLW Securities:

In planning and performing our audit of the financial statements and supplemental schedule of TLW Securities, LLC (the "Company") for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance



that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2002